Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Year ended December 30, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
	$	$	$	$	$

Available earnings:
Earnings (loss) before income taxes and equity earnings	99	(570)	490	448	505
Add fixed charges:
Interest expense incurred	166	128	115	144	80
Amortization of debt expense and discount	5	5	10	11	7
Interest portion of rental expense	10	13	12	11	11

Total earnings (loss) as defined	280	(424)	627	614	603

Fixed charges:
Interest expense incurred	166	128	115	144	80
Amortization of debt expense and discount	5	5	10	11	7
Interest portion of rental expense	10	13	12	11	11

Total fixed charges	181	146	137	166	98
Ratio of earnings to fixed charges	1.5		4.6	3.7	6.2
Deficiency in the coverage of earnings to fixed charges		570

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